Filed by Plains Exploration & Production Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Plains Exploration & Production Company

Registration Statement No. 333-185747

[Transcript of fourth quarter 2012 Plain Exploration & Production Company (PXP) Earnings

Conference Call, February 21, 2013, at 8:00 a.m. CT]

Operator:	Good morning. My name is (Brooke), and I’ll be your conference operator today.

At this time, I would like to welcome everyone to the Plains Exploration fourth quarter and full-year earnings results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you. I will now turn the conference over to Scott Winters, vice president of corporate planning and research. Thank you, Mr. Winters. You may begin your conference.

Scott Winters:	(Brooke), thank you very much, and good morning, everyone, and welcome to our conference call.

Earlier this morning, we issued our fourth quarter and full-year earnings release and filed our Form 10-K. Our conference call today is being broadcast live on the Internet, and anyone may listen to the call by accessing our company Web site at pxp.com. The Webcast, 10-K, and today’s press release are available on our company’s Web site in the Investor Information section.

Before we begin today’s comments, I would like to remind everyone that during this call there will be forward-looking statements as defined by the SEC. These statements are based on our current expectations and projections about future events and involve certain assumptions, known, as well as unknown, risks, uncertainties and other factors that could cause our actual results to differ materially. Please refer to our filings with the SEC, including our Form 10-K, for a discussion of these risks.

In our press release and our prepared comments this morning, we present non-GAAP measures. A reconciliation of non-GAAP financial measures to comparable GAAP financial measures is included in the press release. Please take a minute to review those reconciliations. References to oil in the press release and in our prepared comments this morning include crude oil, condensate, and natural gas liquid volumes.

On the call today is Jim Flores, our chairman, president, and chief executive officer; Doss Bourgeois, our executive vice president of exploration and production; Winston Talbert, executive vice president and chief financial officer; John Wombwell, our executive vice president and general counsel; and Hance Myers, our vice president of corporate information director.

Fourth quarter and full-year results reflect significant growth in sales volume, net income, and cash flow provided by operating activities, as well as solid reserve replacement and substantially higher reserve values. The results reported this morning include one-month benefit from the Gulf of Mexico assets which were acquired on November 30, 2012. After pre-closing adjustments of approximately $219 million from the effective date of October 1, 2012, PXP paid a total of $5.9 billion for those assets.

During the fourth quarter of 2012, total revenues were $869 million, compared to $518 million in the fourth quarter of 2011. Total daily sales volumes averaged 132.9 thousand barrels of oil equivalent to 105.4 thousand BOE in the fourth quarter of 2011. This represents a 35 percent increase per diluted share.

Net cash provided by operating activities was $284 million, compared to $188 million in the fourth quarter of 2011, and operating cash flow was $536 million, compared to $284 million in the fourth quarter of 2011. Cash expenditures for additions to oil and gas properties and lease-hold acquisitions were $491 million, of which $36 million was funded by Plains Offshore Operations, Inc., PXP’s consolidated subsidiary.

Income from operations was $177 million compared to $102 million in the fourth quarter of 2011. And PXP reported fourth quarter net income attributable to common stockholders of $218.6 million, or $1.65 per diluted share, compared to net income attributable to common stockholders of $97.7 million or 69 cents per diluted share for the fourth quarter of 2011.

The fourth quarter net income attributable to common stockholders includes certain items affecting the comparability of operating results. Those items in the fourth quarter of 2011 consist of realized and unrealized gains and losses on our mark-to-market derivative contracts resulting in a net loss of $15.5 million, due to – due to in large part increased crude oil forward prices, a $298.9 million unrealized gain – pardon me – on investment in McMoRan Exploration Company common stock, acquisition, merger and related financing costs of $70.5 million, and other items.

When considering these items, PXP reports adjusted net income attributable to common stockholders of $54.8 million, or 41 cents per diluted share, compared to $28.6 million, or 20 cents per diluted share for the same period in 2011. The fourth quarter 2012 results include an increase in stock-based compensation expense, which resulted in a 5 cent after-tax decrease in earnings per diluted share. Stock-based compensation increased due to a 30 percent increase in PXP stock price following the Freeport-McMoRan Copper & Gold, Inc., merger announcement in December.

Also included in the adjusted quarterly results was an increase in oil and gas depreciation, depletion, and amortization rates, which resulted in a 29 cent after-tax decrease in earnings per diluted share. The higher DD&A rate primarily reflects the impact of lower sustained natural gas prices on gas reserves and our Gulf of Mexico acquisitions.

Fourth quarter oil revenues increased 91 percent to $799 million due to higher oil sales volumes, higher oil prices, and stronger oil sales price realization. Oil sales volumes increased 78 percent due to a one-month contribution from the acquired deepwater Gulf of Mexico assets, the continued strength of the Eagle Ford field, and steady, consistent performance in California.

Oil sales price realizations before derivative transactions were 85 percent of Brent in the fourth quarter of 2012, compared to 80 percent in fourth quarter 2011, reflecting the impact of new marketing contracts effective January 1, 2012, for our California and Eagle Ford crude oil production. The average realized oil price increased $6.26 to $93.28 per barrel in the fourth quarter of 2012 from $87.02 per barrel in the fourth quarter of 2011. Brent crude oil price averaged $110.05 per barrel compared to $108.96 per barrel in the fourth quarter of 2011.

Fourth quarter natural gas revenues declined approximately 27 percent to $70 million due to lower natural gas sales volumes and lower natural gas prices offset slightly by higher sales price realizations. Natural gas volumes declined 25 percent due to the – the December 2011 asset sales and lower drilling activity in the Haynesville field, partially offset by one-month contribution from the acquired deepwater Gulf of Mexico assets and increased production from the Eagle Ford field.

Natural gas sales price realizations before derivative transactions were 94 percent of NYMEX in the fourth quarter 2012 versus 92 percent in the fourth quarter 2011. The average realized natural gas price decreased 11 cents to $3.19 per MCF in 2012, compared to $3.30 per MCF in 2011. NYMEX gas price averaged $3.38 per MCF compared to $3.50 per MCF in the fourth quarter of 2011.

Fourth quarter gross margin was $23.22 per BOE, and cash margin was $55.85 per BOE, a 51 percent and a 56 percent increase compared with fourth quarter 2011, respectively. Cash margin per BOE improved due to a $17.92 per BOE increase in revenue, a 93 cent per BOE or a 6 percent decrease in total production costs per BOE, and $1.29 per BOE increase in realized gains on derivative instruments. A complete reconciliation can be located on the operating data table included in the press release.

For the full year of 2012, results reflect higher oil sales volumes and higher realized prices, partially offset by lower average realized gas prices and lower gas sales volumes. Total revenues were $2.6 billion, a 31 percent increase compared to full-year 2011. Total daily sales volumes averaged 106.2 thousand BOE, a 16 percent increase per diluted share compared to full-year 2011. Net cash provided by operating activities was $1.3 billion, and operating cash flow was $1.6 billion, a 20 percent and a 42 percent increase over full-year 2011 respectively.

Cash expenditures for additions to oil and gas properties and lease-hold acquisitions were approximately $1.9 billion during the year, of which $205 million was funded by Plains Offshore Operations, Inc. Net income attributable to common stockholders was $306.4 million, or $2.32 per diluted share, compared to full-year 2011 net income attributable to common stockholders of $205.3 million, or $1.44 per diluted share.

Adjusted net income attributable to common stockholders was $229.2 million, or $1.74 per diluted share, compared to full-year 2011 adjusted net income attributable to common stockholders of $223 million, or $1.56 per diluted share.

Included in the adjusted results was an increase in the oil and gas DD&A rate, which resulted in a $1.11 after-tax decrease in earnings per diluted share. The higher DD&A rate primarily reflects the impact of lower sustained natural gas prices on gas reserves.

We provided our full-year – I mean, our year-end reserve update, as well, today. Proved reserves increased 7 percent to 440.4 million BOE. The standardized measure of discounted future net cash flows was $10 billion versus $5.1 billion in 2011. PV-10 value for proved reserves is $13.7 billion, compared to $7.9 billion in 2011. The increase is primarily attributable to greater concentration of oil reserves, which now represents approximately 82 percent of total proved reserves.

PXP added total proved reserves of 68.6 million BOE. Extensions and discoveries were 58.9 million BOE, primarily in the Eagle Ford field and Lucius field. Deepwater Gulf of Mexico acquired reserves were 126.4 million BOE. Negative revisions, predominantly gas price-related in the Haynesville field and Madden field, were 114.4 million BOE. And minor reserve divestments were 2.3 million BOE. These reserves’ additions replaced 181 percent of 2012 production.

With that, I’ll turn the call over to Jim.

Jim Flores:	Thank you, Scott, and good morning, everyone. It’s a pleasure to be with everybody for our fourth quarter 2012 and year-end 2012 conference call. Obviously, 2012 was a momentous year for the company of growth of our indigenous assets in California and Eagle Ford.

And then the acquisition of our Gulf of Mexico assets that have really vaulted the company forward on a tremendous growth pattern, that everyone got a sniff of in the fourth quarter when we had (one month of production tribute) from the acquisition. And then things are going quite well with that. And price has, obviously, been at our back on the Brent pricing there, so we’re actually paying down a lot of debt here in the first quarter, and things are on schedule.

Subsequent to those operational successes, we entered into a merger agreement with Freeport-McMoRan Copper & Gold, and we’re in the process of that – that transaction in dealing with SEC filings and comments, so we’re going to have to restrict our comments there to the S-4 filings and the public filings, according to the lawyers.

So with that, I’m going to open it up for questions and try to answer whatever – what’s on everybody’s mind. So, Operator, I’d like to take the first question.

Operator:	At this time, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. Your first question comes from Leo Mariani with RBC.

Leo Mariani:	Hey, guys. Just wondered if you could shed any more light on progress on the Phobos well, in terms of where that may be at and when you think it might decision.

Jim Flores:	Yeah, you know, Anadarko operators continue to – handle all the communications there, Leo, but I can confirm it’s drilling at this point in time and continuing to drill.

Leo Mariani:	OK. Just wanted to get a sense of where your current Gulf of Mexico production was and kind of how that’s performing relative to your expectations at the time of the deal.

Jim Flores:	We’ve put some guidance out for 2013 that, you know, it’s company-wide and so forth, but we think it’s pretty solid. The Gulf of Mexico, you know, we’re just kind of getting fitted to that saddle. We’ve seen some really encouraging things on the production wells performance that – our group of employees out there have all come away with their special, and it’s a situation where we’re going to be able to do a lot of great things out there.

But, you know, we’ve been – we’ve been operating for about 75 days now. The good news is, everything’s running smoothly. We’re communicating well. We’ve got great plans. We do hope to have most of our service contracts for our development in place by the end of the first quarter, talking about drill ships, rigs, semis, work boats, those types of things, so that we have the next three years pretty well mapped out for everybody.

And we’re going to be accelerating that into ‘14, so a combination of being very pleased with the production there. I don’t want to front-run anything. I’m very pleased with the performance of the facilities and the group of professionals we have out there and the integration of the corporate side, with all the hiring that we’ve had to do to get beefed up – to support those operations, as well as the vendor community has responded to our plans to provide the equipment and services and slots. We couldn’t have had a better start to our Gulf of Mexico.

Leo Mariani:	OK, great. And I guess your Eagle Ford production looks like it was extremely robust yet again in the fourth quarter here. It looks like it kind of continues to outpace your expectations. I think you guys had come out with some expectations for 2013 Eagle Ford production a while back, and it looks like, you know, your fourth quarter is just blowing and going. Should we just expect Eagle Ford just to kind of, you know, continue to chug along at a – you know, aggressive pace in 2013 here?

Jim Flores:	I think, you know, we’ll continue to hit the ball pretty hard there. You know, we have the – we call it the heart of the watermelon, because, I mean, the (grav) in there is so thick, and the reservoirs obviously are performing very well. But on top of that, the engineering efficiencies, what we’ve been able to do with the drilling rigs and so forth, we’ve actually for 2013 reduced our rig count from eight to six. It’s 25 percent reduction, while increased our overall well count.

And you can only do that by drilling efficiencies and rig days becoming more efficient. We’ve talked about them, going from 50 days when we started to averaging 16 days now with the driller rigs. So the aspect of us becoming more efficient there and also more productive now that our central facilities are in, would probably be a fair expectation, Leo, because the Eagle Ford is continuing to just outperform all of our own internal expectations, which are highly risked.

Leo Mariani:	All right. Thanks a lot, Jim.

Operator:	Your next question comes from (Ron Mills) with (Johnson Reim).

(Ron Mills):	Morning, Jim.

Jim Flores:	Morning.

(Ron Mills):	Just to follow up on the Eagle Ford, is – are you just seeing – continuing to see stronger results as you move through the development program as opposed to what you just mentioned at the very end there, the way you had highly risked your drilling program as you radiated out away from your initial drilling areas? Is that – is that really the core of what’s driving that performances, that you’re not seeing as much degradation?

Jim Flores:	Yeah, I think that’s a part of it. Yeah, we have – we have a very concentrated lease block there. I think that’s part of it. And then you also got the engineering tweaks and twirls of the frack make-up. The service companies are learning more. I mean, just – they’re doing a better overall job. I mean, the – from that standpoint, on the engineering side.

So geographics mean a lot. We just risked our projects and make sure that, you know, we’re in a position to be surprised at the upside. You know, that worked very well in the Haynesville, when we thought we’d have (four BCF EURs) and ended up with eight (BCF EURs) and wreck the gas market. So you’ve got to be careful what you ask for.

But in the Eagle Ford, we’re – we put some tough economics on it when we moved in there, wanted to make sure that we had high expectations for what the quality of it would be, and it’s continuing to outperform. I think you hear the same thing from EOG and in certain areas, especially like the eastern – the eastern side has continued to show more and more that it’s got a lot of oil there, and it’s going to be that way for several years to come.

(Ron Mills):	Good. And then two real quick ones. On California, the consistency there, were you expecting some sort of downtime out in California that just didn’t occur during the fourth quarter? Am I remembering that incorrectly? And then, secondly, as it relates to Haynesville, you know, now with the – with the plan to keep it on a – as a standalone basis, are you – are you still maintaining your plans in this gas price environment to go non-consent to the extent that Chesapeake starts completing some more wells or what’s the outlook on that?

Jim Flores:	Well, in California, there was some noise in the fourth quarter with the downtime actually in 2011, with (ESV) and so forth, so – and we got – we had a regular production quarter, you know, subsequent to that. So the – you know, when you average all that out, we probably produced 39,000 BOE a day in both years on an annual basis versus one being a little higher, one being a little lower, when you look at the (inaudible) we had some platform maintenance at Platform IRENE, as I recall.

So that’s steady as she goes. We have our big (Roy Grande) water treatment facility turned on, and that’s going to be a big thing to see how the production grows out there and gets – kind of gets going, and we’re actually going to make a trip out there next week and see that. It’s been a big project for us for a long time, so we can de-water that reservoir and get a hold on that large reserve out there.

Moving to Haynesville, the Haynesville aspect is, you know, we’re still curiously watching. You know, the gas business is so impaired. I wouldn’t say we’re robust at all. We’re seeing coal continue to keep gas – and gas in purgatory for – you know, for the near term, and, you know, whether we drill a well or (inaudible) it’s really on an engineering or (a leaks basis). So I would say our attitude has not changed, but that’s not going to prohibit us from participating in a specific well versus the whole program.

(Ron Mills):	OK, perfect. Thank you.

Jim Flores:	OK.

Operator:	Your next question comes from Duane Grubert with Susquehanna Financial.

Duane Grubert:	Hey, Jim. I was hoping you could comment a little on the thinking behind Morocco and that exploration partnering that you guys released recently.

Jim Flores:	Well, the Moroccan acreage, which is very exciting, you know, we’ve been looking at deals all over the world for the past five years, and we’ve been very – we’ve taken very few, because we wanted to have a situation where we felt like we could bring some technical expertise to it, plus the operational risk and make sure it’s big enough to be impactful and so forth.

So the Moroccan acreage is about 436 OCS blocks. It’s a (third shot in size) (inaudible) four to six well-defined billion-barrel-type traps. If you look back – if you think back to Pangaea time, when Morocco and Nova Scotia were – will either be connected and pulled apart, but basically you’re looking at a lot of the big washers from a standpoint of the Miocene and tertiary and maybe Cretaceous that came off of those mountains and – you know, on both respective continents, and basically provided the reservoirs in Nova Scotia and Hebron and Hibernia. And we’re looking for the same type of opportunities in Morocco coming off the Atlas Mountains out to the – that are east of us onshore and to the west.

So it’s got all the geological components. The size of it is very exciting. Our guys obviously know what big oil looks like and are excited about that part of it.

Now, the aspect of Morocco having a little flurry of activity with Chevron picking up the three blocks around our acreage – an outboard of our acreage is always comforting. You know, they’re going to be shooting some sides, making – getting their head around what they think the potential is. And the reason why we like this project is just more advanced stage, since they’ve gone through the seismic acquisition phase and, you know, we like the neighborhood.

Duane Grubert:	That all sounds very interesting. Did that process involve – you picked Morocco? Or were you filtering, you know, all kinds of international things and ended up finding Morocco?

Jim Flores:	No, we liked their – we like the Atlantic Rift Basin. I mean (inaudible) Atlantic Rift play. We’re looking up and down all coasts, North America, South America, and Africa. So it’s more – more about – you know, you can find a lot of oil in West Africa, terrible terms, you know, and not make any money. So you’ve got to have the right sweet spot.

You know, and Morocco, a little more risk, has some decent economic terms, and they’ll take some risk with you. So we have a shot of really making some money there if we find anything.

Duane Grubert:	Great. Thank you very much.

Jim Flores:	OK.

Operator:	At this time, if you would like to ask a question, please press star, then the number one on your telephone keypad. Your next question comes from Pearce Hammond with Simmons and Company.

Pearce Hammond:	Good morning, Jim.

Jim Flores:	Morning, Pearce.

Pearce Hammond:	Since you’ve been keeping the Haynesville, what gas price do you think your partner will ramp up activity in the play?

Jim Flores:	Being a soothsayer about our partner, that’s the toughest question I think I’ve ever had. I have no idea what our partners – they’re dealing with their own issues. I know they’ve got significant take-or-pay, you know, type firm transportation commitments, so there’s – they have a different economic playbook than what we have as far as the Haynesville. We’re going to continue to look at it on an economic basis. We’re obviously long-term bulls on gas. We’re excited about not only the Haynesville’s potential long term and also the ultra-deep potential with the McMoRan marriage, you know, the aspect. So we think 2015 on, gas is going to be real exciting, just getting from here to there. Everybody has to take care of their own accounting and own books, and I think that’s driving more the activity versus what price makes sense, because obviously no one’s doing any price economics at these prices than drilling wells.

Pearce Hammond:	Great. And then following up on the Morocco question prior, should we see more of these types of deals moving forward from Plains?

Jim Flores:	You know, it’s kind of like – kind of like taking the Gulf of Mexico acquisition. You know, we’re returns-driven, opportunity-driven, and the thought process that – if you’d have asked me three years ago when we started doing this, up and down – I would say we’d have done it two or three, and Morocco being the first one three years later, and, you know, we’re kind of surprised, but we’ve been – really been really diligent, taking our time, and making sure that we understand the risk involved across the board.

So we’re going to continue to move diligently with a new footprint of the international exposure of Freeport, obviously, with the expertise they have and on the mining side is – is very deep and very important. And we’ll try to leverage all those strengths in the synergies to great more opportunities, but, you know, we’ll just have to see. That’s going to be driven by the individual opportunities of what we see from there.

Pearce Hammond:	Thank you, Jim.

Operator:	Thank you. At this time, there are no further questions. I’ll turn it back to the presenters for closing remarks.

Jim Flores:	One more thought on that, on the Moroccan thing. Thing about it from their standpoint. You know, the next, you know, seven to eight years, we feel like the development business that we have, not only in California, Eagle Ford, and also the Gulf of Mexico, especially the Gulf of Mexico, that’s going to drive our returns, drive our volumes, drive our business. We’ve got some great near-term exploratory wells that drill in the deepwater Gulf of Mexico. The Moroccan thing is going to be coming on slow.

So, really, we’re going to be judicious in our exploration thought process because of – we’ve got the gas business to finish identifying on the McMoRan side that’s going to take a couple years, and so looking at ‘15. We feel like our operating plan is very, very solid, you know, through, really, the rest of this decade.

And then – so when you think about the Moroccan things or additional aspects like that, their potential is exciting, but, really, they’re planning for the next decade, really for our production volume. So we’re going to continue to source the best projects and drill the best exploratory wells, but the operational development execution business at the oil and gas group here and potentially at Freeport is going to be very strong on a quarter-to-quarter basis with what we already have in our portfolio.

So with that, Operator, I will end the call. Thank you all, and hope to be talking to you guys in April about time we close the deal. Thanks again.

Operator:	Thank you. This concludes the conference. You may now disconnect.

END